June 1, 2006




Mr. Rufus Decker
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549
Mail Stop 7010

RE: Foamex International Inc. Forms 10-K and 10-K/A for the Fiscal Year ended January 1, 2006 File No. 0-22624
     Foamex L.P. Form 10-K for the Fiscal Year ended January 1, 2006 File No. 1-11432
     Foamex Capital Corporation Form 10-K for the Fiscal Year ended January 1, 2006 File No. 1-11436

Dear Mr. Decker:

     Foamex International Inc. (the "Company" or "Foamex International") received a comment letter dated May 17, 2006 addressed to Thomas E. Chorman, our President and Chief Executive Officer, concerning the above referenced documents. The Company's response to the comments follows and is also being filed on EDGAR, as requested. We acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Foamex International Inc.  - Form 10-K for the year ended January 1, 2006

General

     1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable. Our comments on the Form 10-K you filed for Foamex International Inc. also pertain to the Form 10-K you filed for Foamex L.P. and Foamex Capital Corporation.

          Response to Comment 1

          We will provide the revised disclosure in our responses to the comments below and will include the revisions in future filings, including interim filings where applicable.

          Item 9A Controls and Procedures, page 32

          Changes in Internal Control over Financial Reporting, Page 32

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     2.   You made references to a Special  Consultant that provided a report to the SEC stating that all significant internal control deficiencies as of January 2, 2005 had been remediated. Please disclose the name of the Special Consultant in the filing.

          Response to Comment 2

          The Special Consultant was Ernest L. Ten Eyck, Senior Managing Director of FTI Consulting, Inc. and his name will be included in any future filings that refer to his report pursuant to the order issued by the SEC on July 11, 2005.

     3. You disclosed that no changes in internal control over financial reporting occurred during the fourth quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting except as set forth in a previous paragraph. Please revise to disclose, without any qualification, whether there were or were not changes made during the fourth quarter to internal control over financial reporting and, if so, please specifically identify the changes in internal controls over financial reporting that occurred during the quarter.

          Response to Comment 3

          There were no changes to internal control over financial reporting in the fourth quarter and, in future filings, the Company will revise its disclosure to explicitly indicate, in accordance with the requirements of Item 308[c] of Regulation S-K, whether there were or were not any changes in internal control over financial reporting in the applicable quarter.

Financial Statements

General

     4. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing cost, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of good sold, please disclose:

          o In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
          o In MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in another line item, such as selling, general and administrative expenses.

          Response to Comment 4

          The Company includes in the cost of goods sold line item materials, labor and overhead associated with its manufacturing activities. Also included in cost of goods sold are inbound and outbound freight charges, purchasing and receiving costs, warehousing costs and other costs of its distribution network. The selling, general and administrative expenses line item includes the costs associated with its sales network and its corporate administrative functions. The Company believes that its gross profit margins are comparable to those of other entities since it includes all costs of its distribution network in cost of goods sold.

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Consolidated Statements of Operations, page F-6

     5. Please disclose the extent to which interest expense differs from the contractual amount of interest expense parenthetically on the face of the statements of operations. Please refer to paragraph 29 of SOP 90-7.

          Response to Comment 5

          The Company made the disclosure required by paragraph 29 of SOP 90-7 concerning the extent to which reported interest expense differs from stated contractual interest in note 10 to the consolidated financial statements on page F-25. In future filings, the Company will provide the information parenthetically on the face of the statement of operations.

Consolidated Statements of Cash Flows, page F-7

     6. Since you prepare your statements of cash flows under the indirect method, please disclose in a supplementary schedule or in the notes to the financial statements details of operating cash receipts and payments resulting from the reorganization. Please refer to paragraph 31 of SOP 90-7.

          Response to Comment 6

          The Company disclosed the details of reorganization items reflected in the consolidated statement of operations in note 3 to the consolidated financial statements. The Company also disclosed the cash impact of reorganization items in the operating activities section of the cash flow statement. Substantially all of the cash payments for reorganization items were for professional fees.

Note 7 - Impairment, Restructuring and Other Charges, page F-20

     7. You recognized impairment charges for property, plant and equipment at certain production facilities of $15,300,000 in 2005 and $1,300,000 in 2004. Please tell us why these impairment charges were not classified within cost of goods sold. Please cite for us relevant authoritative literature to support your accounting.

          Response to Comment 7

          The Company reported the impairment charge within income from continuing operations before income taxes, as part of a separate line item entitled "Impairment, restructuring and other charges" and disclosed all of the relevant information in note 7. In future filings, the Company will classify these and any other impairment charges that relate to production facilities as a component of cost of goods sold. The presentation in the statement of operations will be "Cost of goods sold, including impairment charges of $15,300,000 in 2005 and $1,300,000 in 2004."

Note 8 - Gain on Sale of Business, page F-21

     8. You excluded a gain of $29,719,000 on the sale of property, plant and equipment from income from operations. Please tell us how you determined that it was appropriate to exclude the gain from the sale of operating assets from your income from operations given the guidance of paragraph 45 of SFAS 144.

          Response to Comment 8

          The Company felt that to include the $29.7 million gain from the sale of the rubber and felt carpet cushion businesses in operating income would have distorted operating income for 2005 which was only $1.5 million without the gain, and therefore reported the gain as a separate line item immediately

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          below operating income in the consolidated statement of operations. In future filings, the Company will reclassify this gain and similar items, if any, within income from operations in order to be in compliance with the final sentence of paragraph 45 of SFAS 144.

Note 15 - Business Segments, page F-36

     9. You disclosed income (loss) from operations of $113,029,000 in 2005 in your Other segment. Less than one-half of this loss appears to be due to fixed asset and goodwill impairment charges of $15,300,000 and $35,400,000 and restructuring charges of $1,500,000. Please identify, quantify and describe corporate expenses or losses not allocated to your other business segments. Please also tell us why corporate expenses allocated to your Other segment could not be allocated to your other reportable segments. Please refer to paragraph 32 of SFAS 131.

          Response to Comment 9

          The loss from operations of the Other segment for 2005 and 2004 consisted of the following:

                                                            2005         2004
                                                          (millions of dollars)

          Impairment, restructuring and other charges      $52.2         $3.3

          Operating loss of Mexico City operations          $5.6          $-

          Unallocated corporate expenses                  $ 55.2        $59.2
                                                          ------        -----

          Total                                           $113.0        $62.5
                                                          ======        =====

          Substantially all of the net sales shown in the Other segment are applicable to the Mexico City operations.

          Corporate expenses not allocated to operating segments include costs of the corporate staff and overhead, including salaries and employee benefits and professional fees. The Company's administrative functions are largely centralized. Internal reports utilized by the chief operating decision maker to review segment performance and allocate resources do not include any allocation of corporate expenses. In reporting these costs within the Other segment and not allocating them to the operating segments, the Company believes it is in compliance with paragraphs 10, 11 and 30 as well as paragraph 32 of SFAS 131.

          Responsibility for the Mexico City operations, which had previously reported directly to a corporate executive, was transferred to the Automotive Products operating segment effective January 2, 2006. In future filings, the Mexico City operations will be reported within the Automotive Products operating segment with prior periods adjusted for comparative purposes.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (610) 859-3000.

Very truly yours,



/s/ Gregory J. Christian
-----------------------------
Gregory J. Christian
Executive Vice President and General Counsel
Foamex International Inc.